FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated February 8, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE 1ST/2013 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: February 1, 2013, at 09:00 a.m. at Rua Hungria, 1400 – 5th floor, in the city and state of São Paulo. QUORUM: majority of the members. CHAIR: Nildemar Secches, President, Edina Biava, Secretary. 1. The Chairman of the Board, Nildemar Secches, notified his decision not to serve a new term of office and consequently, not to put himself forward for reelection as chairman of BRF’s board. The executive will continue to respond as Board Chairman until the Annual and Extraordinary General Meeting of the Company, expected to take place on April 9, 2013. 2  Increase in the Capital and Subscription of Shares of the Company Nutrition Alimentos (JV BRF & Carbery) – 2.1. Ratified the increase in capital realized through the subscription approved in the amount of R$ 17,499,950.00 with respect to the 50% stake in BRF in the capital stock of Nutrifont of R$ 35,000,000.00. 2.2. Ratified and approved the acts practiced by the Chief Executive Officer of JV Nutrifont Alimentos S.A., José Maurício Puliti, in the position of legal representative of BRF, exclusively for the purpose of signing the following corporate acts: Shareholders Agreement and the Transformation of the Closely Held Company into a Corporation and the Subscription List. 3.  Divestment of assets in Argentina – The Executive Board was authorized to proceed with the sale of real estate in Argentina, as shown in the attached list, representing a book amount of 28.4 million pesos. 4. Other internal Company matters. São Paulo-SP, February 1, 2013.  Nildemar Secches, Chairman; Paulo Assunção de Sousa, Vice Chairman; Décio da Silva; Heloisa Helena Silva de Oliveira; José Carlos Reis de Magalhães Neto; Luiz Fernando Furlan; Luís Carlos Fernandes Afonso; Manoel Cordeiro Silva Filho; Pedro de Andrade Faria.

EDINA BIAVA

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   February 8, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director